UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                            SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                        (Amendment No. )*



                   BIG SKY TRANSPORTATION CO.
                       (Name of Issuer)

                    1996 Series Common Stock
                (Title of Class of Securities)

                          #089539 20 9
                         (CUSIP Number)

Kim B. Champney, President, 1601 Aviation Pl, Billings MT 59105, 406-245-9449 (Name, Address and Telephone Number of Person Authorized to Receive Notices
 and Communications)

                      MARCH 24, 1999
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Page 1 of 5 Pages

                                SCHEDULE 13D

CUSIP No. 089539 20 9                 Page      2      of     5       Pages

1 names of reporting persons/
  i.r.s. identification nos. of above person (entities only)
  Jon Marchi, ###-##-####

2 check the appropriate box if a member of a group (see instructions)(a) [  ]
  N/A                                                                (b) [  ]

3 sec use only

4 source of funds (see instructions)
  PF

5 check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)[ ]
   NA

6 citizenship or place of organization
  Montana, USA

NUMBER OF
SHARES           7 sole voting power
BENEFICIALLY
OWNED BY           63,084
EACH
REPORTING        8 shared voting power
PERSON
WITH               1,647

                 9 sole dispositive power

                   63,084

                10 shared dispositive power

                   1,647

11 aggregate amount beneficially owned by each reporting person
   64,731

12 check if the aggregate amount in row (11) excludes certain shares
   (see instructions)[  ]
   NA

13 percent of class represented by amount in row (11)
   5.18%

14 type of reporting person (see instructions)
   IN

                                      Page      3      of     5      Pages

THIS SCHEDULE 13D AMENDS THE SCHEDULE 13D FILED BY REPORTING
PERSON ON  JANUARY 12, 1999.

Item 1.    Security and Issuer.

Big Sky Transportation Co. ("Big Sky") is a regional commuter air carrier, which operates passenger, freight, and air carrier service in twenty-four communities in seven states. Big Sky's headquarters are in Billings, Montana. It has air service hubs in Billings, MT and in Dallas, TX.
The issuer's name is Big Sky Transportation Co. Its address is 1601 Aviation Place, Billings, MT, 59105.

As of March 1, 1999, Big Sky had 1,250,382 shares 1996 Series Common
Stock outstanding, the only class of securities of the corporation presently issued and outstanding.

Item 2.    Identity and Background.

The reporting person, Jon Marchi, is a citizen of Montana.

Mr. Marchi resides at 7783 Valley View Road, Polson, MT, 59860.

Mr. Marchi's principal occupation is ranching.

Mr. Marchi has not been convicted in a criminal proceeding during the last five years.

Mr. Marchi is presently involved in dissolution of marriage proceedings. Mr. Marchi has not otherwise been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, nor has he been over the past five years.

Item 3.    Source and Amount of Funds or Other Consideration.

See Item 4 below.

Item 4.    Purpose of Transaction.

This report shows the issuance of an option to purchase 2,000 shares of Big Sky's 1996 Series Common Stock by Big Sky to Mr. Marchi in accordance with
Big Sky's 1996 Directors' Composition Meeting and Compensation Plan. In accordance with the stock option Mr. Marchi has the right to purchase said 2,000 shares of Big Sky's 1996 Series Common Stock for the price of $1.9375 per share. Said option expires on February 1, 2004. As of this date Mr. Marchi has not exercised said stock option.

                                      Page      4      of     5      Pages

Item 5.    Interest in Securities of the Issuer.

As of March 1, 1999, Big Sky had 1,250,382 shares of 1996 Series Common Stock outstanding, without counting for dilution for outstanding stock options. The aggregate number and percentage of shares of Big Sky
1996 Series Common Stock owned by Mr. Marchi including the 2,000 shares for which Mr. Marchi has been granted said stock option are as follows:

      Number of Shares                Percentage of Class
           64,731                          5.18%

Mr. Marchi has 23,264 shares directly owned(including stock option rights of 2,000 shares), 39,820 shares indirectly owned through his individual retirement account, and 1,674 shares attributed to him through Glacier Venture Fund Limited Partnership, an investment fund with principal place of business in Helena, Montana, in which Mr. Marchi has a combined 12.2% ownership interest. Glacier Venture Fund owns 13,500 shares of Big Sky's 1996 Series Common Stock. Mr. Marchi has the direct power to vote and dispose of 63,084 shares and indirect power over the 1,674 shares owned by Glacier Venture Fund.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Mr. Marchi is a Director of Big Sky and is Chairman of its Board. Mr. Marchi is entitled to the award of certain stock options (up to 2,000 shares of 1996 Series Common Stock per year) under Big Sky's Directors' Composition, Meeting, and Compensation Plan. Except for the options for 2,000 shares reported herein, Mr. Marchi has no unexercised stock options of Big Sky.

Item 7.    Material to be Filed as Exhibits.

NA


                                                 Page  5   of   5 Pages

                                 SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:      March 30, 1999


Signature:  /s/Jon Marchi

Title:  Reporting Person